[ON CHAPMAN AND CUTLER LLP LETTERHEAD]

March 28, 2017

VIA EDGAR CORRESPONDENCE

Elizabeth Bentzinger

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Investment Trust II
File Nos. 333-33607 and 811-08333

Dear Ms. Bentzinger:

This letter responds to your comments given during a telephone conversation with our office on December 20, 2016, regarding the registration statement filed on Form N-1A for Nuveen Investment Trust II (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on November 21, 2016, which relates to Nuveen Winslow International Small Cap Fund (the “Fund”), a series of the Trust. The prospectus and statement of additional information for the Fund have been revised in response to your comments.

PROSPECTUS

COMMENT 1 — COVER PAGE

Please provide the ticker symbols on the cover pages of the prospectus and statement of additional information and on EDGAR once you obtain them.

RESPONSE TO COMMENT 1

The ticker symbols have been added to the cover pages and have been updated on EDGAR.

COMMENT 2 — FUND SUMMARY — FEES AND EXPENSES OF THE FUND

Prior to going effective, please file on EDGAR a filing that includes all of the information in the “Annual Fund Operating Expenses” table. In addition, please confirm supplementally that the fee waiver and/or expense reimbursement in the “Annual Fund Operating Expenses” table will be in effect for at least one year from the date of the prospectus. If not, please delete the references to the fee waiver and expense reimbursement from the “Annual Fund Operating Expenses” table and “Example” section.

RESPONSE TO COMMENT 2

The information for the “Annual Fund Operating Expenses” table has been provided in a Rule 485(a) filing. Management confirms that the fee waiver and expense reimbursement will be in effect for at least one year from the date of the prospectus.

COMMENT 3 — FUND SUMMARY — FEES AND EXPENSES OF THE FUND

The footnote to the Class T shares states that “Other Expenses are estimated for the current fiscal year.” Please explain supplementally why you believe the expenses for this class will be materially different from other share classes or delete this footnote.

RESPONSE TO COMMENT 3

The footnote to the “Annual Fund Operating Expenses” table has been deleted.

COMMENT 4 — FUND SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

The first paragraph of this section states that small-capitalization companies are defined as companies that have market capitalizations within the market capitalization range of the companies in the MSCI World Ex USA Small Cap Index on the last business day of the month in which its most recent rebalancing was completed. Currently, the range goes up to approximately $6.5 billion. Please revise this definition so that it is a reasonable range for small-capitalization companies.

RESPONSE TO COMMENT 4

The Staff of the Division of Investment Management has stated that, as a general matter, an investment company may use any reasonable definition of the term “small-capitalization.” The Fund respectfully submits that the definition of small-capitalization companies set forth in its prospectus is reasonable. The MSCI World ex USA Small Cap Index captures small cap representation across developed markets countries other than the United States. (The following 22 countries are included in the index: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom.) With 2,454 constituents, the index covers only approximately 14% of the free float-adjusted market capitalization in each country. By comparison, the MSCI World ex USA Index captures large- and mid-cap representation across the same developed markets and, with 1,024 constituents, covers approximately 85% of the free float-adjusted market capitalization in each country. The remaining 1% of the free float-adjusted market capitalization is covered by the MSCI World ex USA Micro Cap Index.

The MSCI World ex USA Small Cap Index is rebalanced semi-annually, and the cutoff points for companies defined as “small capitalization” companies are recalculated in connection with each such rebalancing. The Fund believes that, by limiting its definition of small-capitalization companies to companies in the capitalization range of companies included in the

MSCI World ex USA Small Cap Index on the last business day of the month in which its most recent rebalancing was completed, the Fund is providing a definition that provides a reasonable range for small-capitalization companies.

COMMENT 5 — FUND SUMMARY — PRINCIPAL RISKS

Please consider disclosing the principal risks associated with investing in a new fund. In addition, please consider disclosing the principal risks associated with investing in an actively managed fund.

RESPONSE TO COMMENT 5

Management respectfully declines to add a risk relating to the risks of investing in a new fund in the “Principal Risks” section. Risk disclosure relating to the risks of investing in an actively managed fund has been added to the “Principal Risks” section.

COMMENT 6 — FUND SUMMARY — FUND PERFORMANCE

Please file another Rule 485(a) filing that includes the following:

1)	All performance numbers or figures;

2)

Two years of Public Company Accounting Oversight Board (PCAOB), Regulation S–X and generally accepted accounting principles (GAAP) compliant financial statements of the predecessor fund and the auditor’s consent for those financials;

3)	Financials that are not stale per Rule 3-18 of Regulation S-X; and

4)	A full schedule of investments (not a condensed schedule) and financial highlights within the financial statements.

Please note that once the Fund has its own financials, it no longer needs to include the predecessor financials.

RESPONSE TO COMMENT 6

The performance numbers or figures for the predecessor fund have been provided in a Rule 485(a) filing. The financial statements for the fiscal years ended December 31, 2015 and December 31, 2016 for the predecessor fund will be provided in a subsequent filing once they are available. As discussed with the staff of the Commission, the financial statements for the fiscal year ended December 31, 2015 will not be PCAOB, Regulation S-X and GAAP compliant but will include a full schedule of investments that has been prepared in accordance with GAAP, compliant with Reg. S-X and audited using PCAOB standards. The financial statements for the fiscal year ended December 31, 2016 will have a full schedule of investments and will be PCAOB, Regulation S-X and GAAP compliant.

COMMENT 7 — FUND SUMMARY — FUND PERFORMANCE

Please provide supplementally your legal analysis as to why a Form N-14 is not required to be filed pursuant to Rule 145 under the Securities Act of 1933, as amended, regarding the transfer of assets. Furthermore, please explain supplementally whether the Fund is relying on Rule 17a-8 under the Investment Company Act of 1940, as amended, with respect to the transfer of assets and, if so, please provide the Fund’s analysis as to why shareholder approval is not required per Rule 17a-8.

RESPONSE TO COMMENT 7

To the extent that the shares being issued pursuant to the exchange are deemed an offer and sale of securities for purposes of Rule 145, the shares issued in exchange for assets of predecessor fund are being issued to a limited number of accredited investors in reliance on a private placement exemption. The preliminary note to Rule 145 under the Securities Act of 1933 expressly provides that transactions for which statutory exemptions are otherwise available, including those contained in Section 4(a)(2), are not affected by Rule 145. To the extent that Section 17 of the Investment Company Act of 1940 is deemed apply to the transaction, the Fund is relying on no-action relief because the predecessor fund is not an Eligible Unregistered Fund (as defined in Rule 17a-8).1 The Fund is newly formed and will not have any assets or shareholders prior to the conversion, other than a single share issued to the adviser or an affiliate. Members of the predecessor fund are being asked to vote on the transaction.

COMMENT 8 — FUND SUMMARY — FUND PERFORMANCE

Please provide the following information supplementally:

1)	Please describe the background of the predecessor fund, including when and why the predecessor fund was created and the exclusions relied upon under the Investment Company Act of 1940, as amended.

2)

Please state whether the advisor to the predecessor fund advised any other funds that were materially equivalent to the predecessor fund. If so, please state whether those funds also converted to registered investment companies and if not, explain why not. If there are other funds, please explain why was the predecessor fund chosen and state whether the other funds had lower performance when compared to the predecessor fund.

3)	Please confirm that the predecessor fund transferred substantially all of its portfolio securities to the Fund.

4)	Please state whether the advisor believes that the predecessor fund could have complied with subchapter M of the Internal Revenue Code.

[1]	See Guidestone Financial et. al. (December 27, 2006).

RESPONSE TO COMMENT 8

1)

The predecessor fund was first offered on January 1, 2012, to provide clients of Arbor Capital Management, LLC (“Arbor Capital”) with access to Arbor Capital’s International Small Cap Strategy. Arbor Capital was the initial managing member of the predecessor fund and, in that capacity, was responsible for making all investment decisions on behalf of the fund. In June 2016, Winslow Capital Management, LLC (“Winslow”) acquired Arbor Capital’s international equities team, including the portfolio managers of the predecessor fund, and Winslow became the managing member of the predecessor fund. The predecessor fund is not registered under the Investment Company Act of 1940, as amended, in reliance upon Section 3(c)(1) thereof.

2)	Winslow has not advised any other funds that were materially equivalent to the predecessor fund.

3)	At conversion, the predecessor fund will transfer substantially all of its portfolio securities to the Fund.

4)	Management believes that the predecessor fund could have complied with subchapter M of the Internal Revenue Code had it been applicable to the predecessor fund.

COMMENT 9 — FUND SUMMARY — FUND PERFORMANCE

Please disclose that date that the predecessor fund transferred its assets to the Fund.

RESPONSE TO COMMENT 9

Assets of the predecessor fund will be transferred to the Fund after effectiveness of the Fund’s registration statement, upon commencement of the Fund’s operations.

COMMENT 10 — FUND SUMMARY — FUND PERFORMANCE

Please confirm that the performance figures as adjusted for Class I expenses are lower than the performance figures adjusted for the predecessor fund.

RESPONSE TO COMMENT 10

Registrant has elected not to adjust the performance figures to reflect the fees and expenses applicable to Class I shares. Instead, the performance figures will reflect the actual performance of the predecessor fund, adjusted to reflect the management fees paid by the predecessor funds’ members. The disclosure has been revised to reflect this and to notes that all expenses of the predecessor fund were borne by the fund’s managing member.

COMMENT 11 — FUND SUMMARY — FUND PERFORMANCE

The performance figures must be adjusted for gross numbers. Please calculate the performance numbers without reflecting the expense limitation and please revise the disclosure accordingly.

RESPONSE TO COMMENT 11

See our response to comment 10.

COMMENT 12 — FUND SUMMARY — FUND PERFORMANCE

Please represent supplementally that the Fund has the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended.

RESPONSE TO COMMENT 12

Registrant represents that the Fund has the records necessary to support the calculation of the Fund’s performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended.

COMMENT 13 — FUND SUMMARY — MANAGEMENT — PORTFOLIO MANAGERS

The dates in this section reflect the portfolio managers’ length of time with the predecessor fund. Please clarify that in the filing or update the date to reflect the time with the Fund. This also applies to the disclosure under “How We Manage Your Money-Who Manages the Fund.”

RESPONSE TO COMMENT 13

The disclosures have been clarified to separately indicate the portfolio managers’ length of time with the predecessor fund and with the Fund.

COMMENT 14 — HOW WE MANAGE YOUR MONEY — WHO MANAGES THE FUND

Please make sure that the disclosure relates to the Fund and not the predecessor fund.

RESPONSE TO COMMENT 14

As noted above, disclosures regarding the portfolio managers’ tenure have been revised. All other disclosures relate to the Fund.

COMMENT 15 — HOW WE MANAGE YOUR MONEY — MORE ABOUT OUR INVESTMENT

STRATEGIES

The fourth paragraph states that the Fund’s principal investment strategies are discussed in the “Fund Summary” section. Please disclose all the Fund’s principal investment strategies as required by Item 9(b) of Form N-1A. Please note that while Form N-1A states that information in the summary section need not be repeated elsewhere, Form N-1A also states that the Item 9(b) disclosure should be more detailed disclosure. If it is the Fund’s position that it discloses its principal investment strategies in the “Fund Summary” section, then it is not following layered disclosure regime adopted by the Securities Exchange Commission. See IM Guidance Update No. 2014-08 from June 2014 titled “Guidance Regarding Mutual Fund Enhanced Disclosure.”

RESPONSE TO COMMENT 15

Management believes the current disclosures comply with Form N-1A. As noted in the comment, the form states that information in the summary section need not be repeated elsewhere. IM Guidance Update No. 2014-08 discusses how the Commission disagrees with unnecessary duplication of information. When the strategy requires a more detailed description than is provided in the summary section to understand how the Fund selects its holdings, further disclosure is provided in the “More About Our Investment Strategies” section. For example, the Fund’s treatment of non-U.S. investments is further detailed in the Item 9(b) disclosure included in the prospectus to describe how the Fund determines the country designation for a security. However, when the disclosure in the summary section sufficiently describes a particular investment strategy, the Fund does not duplicate the information later in the prospectus. Consequently, Management respectfully declines to revise the “More About Our Investment Strategies” section as requested.

COMMENT 16 — HOW WE MANAGE YOUR MONEY — MORE ABOUT OUR INVESTMENT

STRATEGIES — EQUITY SECURITIES

If the Fund may, as a principal investment strategy, invest in preferred securities, warrants to purchase common stocks and preferred securities, convertible debt securities that are either in the money or immediately convertible into common stocks or preferred securities, and common and preferred securities issued by master limited partnerships and real estate investment trusts, then please disclose the corresponding risks in the summary section and the disclosure relating to Item 9(c) of Form N-1A.

RESPONSE TO COMMENT 16

The Fund’s principal investment strategy will not include investing in preferred securities, warrants to purchase common stocks and preferred securities, convertible debt securities that are either in the money or immediately convertible into common stocks or preferred securities, and common and preferred securities issued by master limited partnerships and real estate investment trusts. Consequently, Management respectfully declines to revise these sections as requested.

COMMENT 17 — HOW WE MANAGE YOUR MONEY — MORE ABOUT OUR INVESTMENT

STRATEGIES — EQUITY SECURITIES

If the Fund intends to invest in contingent convertible bonds, please disclose supplementally the extent to which the Fund will invest in such securities. The staff of the Securities and Exchange Commission may have further comments on this issue.

RESPONSE TO COMMENT 17

The Fund does not intend to invest in contingent convertible bonds.

COMMENT 18 — HOW WE MANAGE YOUR MONEY — MORE ABOUT OUR INVESTMENT STRATEGIES

If the Fund invests in underlying funds, please add disclosure stating that the Fund will consider investments of the underlying funds when determining compliance with Rule 35d-1 of the Investment Company Act of 1940, as amended.

RESPONSE TO COMMENT 18

Management believes that the requested disclosure is already included in the prospectus. The fact that the Fund may invest in underlying funds is noted under “How We Manage Your Money – More About Our Investment Strategies -- Investment Companies and Other Pooled Investment Vehicles,” which states that “the Fund may invest in securities of other open-end or closed-end investment companies, including exchange-traded funds (“ETFs”), that invest primarily in securities of the types in which the Fund may invest directly.” (Emphasis added.) The second paragraph under “How We Manage Your Money – More About Our Investment Strategies,” which discusses the Fund’s Rule 35d-1 policy, states: “The Fund may consider both direct investments and indirect investments (e.g., investments in other investment companies, derivatives and synthetic instruments with economic characteristics similar to the direct investments that meet the Name Policy) when determining compliance with the Name Policy.” The disclosure states that the Fund “may consider,” instead of “will consider,” because if the Fund satisfies its Rule 35d-1 policy through direct investments, it does not need to look at its indirect investments.

COMMENT 19 — HOW WE MANAGE YOUR MONEY — MORE ABOUT OUR INVESTMENT STRATEGIES

Please confirm supplementally that the Fund will treat instruments that rely on Sections 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940 or that are privately offered investment pools excluded from the definition of investment company as illiquid securities. If not, please provide the data requested on June 24th in connection to the Class R6 shares filings.

RESPONSE TO COMMENT 19

With the exception of foreign investment companies that are traded on a foreign exchange, the Fund will not invest more than 15% of its net assets in instruments that rely on Sections 3(c)(1) and 3(c)(7) of the Investment Company Act of 1940, or that are privately offered investment pools excluded from the definition of an investment company (such as private oil and gas funds) (collectively, “Private Funds”). The Fund believes that foreign investment companies that trade on a foreign exchange, which are highly liquid investments, should not be subject them to the same investment restriction as other Private Funds, which are generally illiquid.

That being said, the Fund is not aware of any limitations on investments in Private Funds that are liquid, such as certain collateral vehicles that provide daily liquidity and are used in connection with securities lending programs and that are offered in reliance on Sections 3(c)(1) or 3(c)(7), or inverse floaters issued by tender option bond trusts in reliance on Sections 3(c)(1) or 3(c)(7). As a result, the Fund reserves the right to invest in such vehicles in the future in excess of the foregoing 15% limitation, provided that the Fund updates its registration statement to include additional disclosures describing such investments.

COMMENT 20 — HOW YOU CAN BUY AND SELL SHARES — WHAT SHARE CLASSES WE OFFER — CLASS T SHARES

The second paragraph states that certain employer-sponsored retirement plans held through a brokerage account may purchase Class T shares without a sales charge. Please specifically identify in the prospectus the name of each broker-dealer or other intermediary that is subject to the front-end sales charge waiver.

RESPONSE TO COMMENT 20

This paragraph has been revised and details regarding the sales charge waiver, including a list of intermediaries offering such waivers, are included in an appendix to the prospectus.

COMMENT 21 — HOW YOU CAN BUY AND SELL SHARES — HOW TO REDUCE YOUR SALES CHARGE — CLASS A SALES CHARGE WAIVERS

The third and eighth bullets state that certain employer-sponsored retirement plans held through a brokerage account and certain purchasers through a financial intermediary may purchase Class A shares without a sales charge. Please specifically identify in the prospectus the name of each broker-dealer or other intermediary that is subject to the front-end sales charge waiver.

RESPONSE TO COMMENT 21

Details regarding the sales charge waiver, including a list of intermediaries offering such waivers, are included in an appendix to the prospectus.

COMMENT 22 — HOW YOU CAN BUY AND SELL SHARES — HOW TO REDUCE YOUR SALES CHARGE

Please disclose the information required by Items 12(a) and 12(b) of Form N-1A in one place in the prospectus. See General Instructions C.3(a) to Form N-1A.

RESPONSE TO COMMENT 22

The information required by Item 12(b) has been added adjacent to the information required by Item 12(a) in the section “How You Can Buy and Sell Shares – What Share Classes We Offer.” Additionally, a reference to the “Distribution and Service Payments – Distribution and Service Plan” section has been added so that investors can find more information about the Fund’s 12b-1 fees.

COMMENT 23 — FINANCIAL HIGHLIGHTS

The second sentence states that the financial highlights information shows the performance of the predecessor fund, adjusted to reflect the fees and expenses applicable to the Fund’s share classes and the expense limitation. Please confirm that the performance figures, as adjusted for each class’s expenses, are lower than the figures adjusted for the predecessor fund. In addition, please note that the performance figures must be adjusted for gross numbers. Please recalculate the figures without reflecting the expense limitation and revise the disclosure accordingly.

RESPONSE TO COMMENT 23

After further consideration, the registrant has determined that it would not be appropriate to include financial highlights information for the predecessor fund. The accounting standards applicable to registered investment companies differ significantly from those applicable to private funds and, as a result, the audited financial statements for the predecessor fund do not include all of the financial highlights information required by Form N-1A. In addition, the instructions to Item 13 state that information should be presented “only for periods subsequent to the effective date of the Fund’s registration statement.” Registrant notes that other open-end funds that have converted from private funds also have not included financial highlights for their predecessor funds. See, e.g., Balter Event-Driven Fund, prospectus dated December 29, 2015, as amended January 7, 2016, Investment Company Act file number 811-22549; LK Balanced Fund, prospectus dated June 26, 21012, Investment Company Act file number 811-22525; Bull Path Long Short Fund, prospectus dated May 12, 2009, Investment Company Act file number 811-21720.

STATEMENT OF ADDITIONAL INFORMATION

COMMENT 24 — INVESTMENT RESTRICTIONS

In the third paragraph, please revise “net assets” to “total assets.”

RESPONSE TO COMMENT 24

The disclosure has been revised in response to this comment.

COMMENT 25 — INVESTMENT RESTRICTIONS

In the third paragraph, political subdivisions are excluded from the concentration limitation. Please revise the disclosure to state that municipal securities backed principally from the assets and revenues of non-government users are not included in this exclusion. Similarly, for the exclusion of securities of foreign governments, please clarify that all sovereign debt of a single country will be considered investments in a single industry.

RESPONSE TO COMMENT 25

With regard to municipal securities, the third sentence of the third paragraph currently states: “To the extent that the income from a municipal bond is derived from a specific project, the securities will be deemed to be from the industry of that project.” Management believes this disclosure is sufficient.

With regard to the exclusion of securities of foreign governments, the registrant recognizes that the staff of the Commission has stated that securities issued by a foreign government are not “government securities” as defined by the Investment Company Act of 1940, as amended (the “1940 Act”), and that foreign government securities may not be excluded from a registrant’s concentration policy. Dear Registrant no-action letter (pub. avail. December 2, 1992). The Securities and Exchange Commission has also stated, however, when discussing tax-exempt securities issued by governments or political subdivisions of governments, that “such issuers are not members of any industry.” SEC Release No. 9785, Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities, May 31, 1977. Registrant believes that, similarly, a foreign government cannot be considered a member of any industry. This is supported by Guide 19 to the 1983 Guidelines to Form N-1A, which states that, “[i]n determining industry classifications, the staff will ordinarily use the current Directory of Companies Filing Annual Reports With the Securities and Exchange Commission … published by the Commission.” Registrant also believes, however, that, similar to municipal securities, any foreign government securities that have income derived from a specific project should be deemed to be from the industry of that project for purposes of registrant’s concentration policy. Additionally, the registrant notes that its treatment of foreign governments is consistent with the fundamental policies of other funds currently in operation. See, e.g., various Transamerica Funds, in their registration statement dated March 1, 2016, as amended and restated on December 16, 2016 (emphasis added):

The [concentration] policy in (7) above will be interpreted to refer to concentration as that term may be interpreted from time to time. The policy also will be interpreted to permit investment without limit in the following: securities of the U.S. government and its agencies or instrumentalities; securities of state, territory, possession or municipal governments and their authorities, agencies, instrumentalities or political subdivisions; securities of foreign governments; repurchase agreements collateralized by any such obligations; and counterparties in foreign currency transactions. Accordingly, issuers of the foregoing securities will not be considered to be members of any industry. There also will be no limit on investment in issuers domiciled in a single jurisdiction or country as an issuer’s domicile will not be considered an industry for purposes of the policy. A type of investment will not be considered to be an industry under the policy. The policy also will be interpreted to give broad authority to a fund as to how to classify issuers within or among industries.”

COMMENT 26 — SERVICE PROVIDERS — INVESTMENT ADVISER

Please describe the expense limitation as required by Item 19(a)(3) of Form N-1A.

RESPONSE TO COMMENT 26

Disclosure regarding the rate of the advisory fee and the expense limitations on the advisory fee is included under “How We Manage Your Money – Management Fees” in the prospectus. General Instructions C(2)(b) to Form N-1A states: “The Fund should not duplicate in the SAI information that is provided in the prospectus, unless necessary to make the SAI comprehensive as a document independent of the prospectus.” Consequently, the disclosure in the statement of additional information has not been revised.

ADDITIONAL REVISIONS

In addition to the foregoing, the Fund has also made revisions to the prospectus and statement of additional information that are substantially identical to the template filing made pursuant to a Rule 485(b)(1)(vii) request filed by Nuveen Investment Trust II (registration file nos. 333-33607 and 811-08333) on behalf of Nuveen Symphony Low Volatility Equity Fund.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren